NAMU INC.

Unaudited Financial Statements for the Year Ended December 31, 2018

September 24, 2019



Management's Accounting Review Report

Namu has prepared the accompanying balance sheet of Namu Inc. as of December 31, 2018, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

_____

Ushir Shah

CEO, Namu Inc.

September 24, 2019

NAMU INC.
BALANCE SHEET
DECEMBER 31, 2018

ASSETS		2018
Current Assets - BofA Checking	$	10,170.00
TOTAL ASSETS	**$**	**10,170.00**
LIABILITIES AND EQUITY		
LIABILITIES		
Current Liabilities - Credit Cards	$	5,317.52
TOTAL LIABILITIES	$	5,317.52
SHAREHOLDERS' EQUITY		
Investment Capital	$	10,000.00
Founder's Investment	$	31,856.23
Retained Earnings	$	-
Net Income	$	(37,003.75)
TOTAL SHAREHOLDERS' EQUITY	$	4,852.48
TOTAL LIABILITIES AND EQUITY	**$**	**10,170.00**

NAMU INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018

		2018
Operating Income		
Sales	$	-
Gross Profit	$	-
Expenses		
Engineering & Development	$	25.00
Finance & Accounting	$	514.67
General Office	$	166.73
Legal & Compliance	$	3,539.00
Sales & Marketing	$	32,011.83
Technology	$	746.52
Total Expenses	$	37,003.75
Net Income	$	(37,003.75)

NAMU INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

		2018
Cash Flows from Operating Activities		
Net Income	$	(37,003.75)
Change in Accounts Payable	$	-
Change in Credit Cards	$	5,317.52
Net Cash Flows from Operating Activities	$	(31,686.23)
Cash Flows from Financing Activities		
Change in Investment Capital	$	10,000.00
Change in Founder's Investment	$	31,856.23
Net Cash Flows from Financing Activities	$	41,856.23
Cash at Beginning of Period	$	-
Net Cash Increase for Period	$	10,170.00
Cash at End of Period	**$**	**10,170.00**

Unaudited-See accompanying notes

NAMU INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2018

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Namu Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company was formed on September 28, 2018. The Company will derive revenue from software services providing financial services for 1099 workers.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2019 for the purpose of raising operating capital. The Company’s ability to continue as a going concern or to achieve management’s objectives may be dependent on the outcome of the offering or management’s other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. The Company has no receivables as of December 31, 2018.

Inventory

The Company maintains no inventory as it only offers digital software services.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $2,500 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Goodwill

The Company has no value under goodwill as of December 31, 2018. Under GAAP, goodwill is tested periodically for impairment, but not otherwise adjusted. As of December 31, 2018, the Company has not recognized any impairment loss on goodwill.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- LEASES

The Company has not entered into any lease agreements as of December 31, 2018.

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2018. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2018 will expire if unused after-tax year 2038. The Company's 2018 federal tax filing will be subject to review by the Internal Revenue Service until 2022.

The Company is subject to Franchise and Income Tax requirements in the State of New York. The Company's New York tax filings for tax year 2018 will be subject to review by that State until the expiration of the statutory period in 2022.

NOTE E- EQUITY BASED COMPENSATION

As of December 31, 2018, the Company has not adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel.

NOTE F- NOTES PAYABLE

The Company has SAFE notes ("the Notes") payable to a related party. The Notes do not accrue interest and do not have an expiration date. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing, then the outstanding principal amount of the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing, less the discount rate and subject to a valuation cap included in the Notes, if applicable.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 24, 2019, the date that the financial statements were available to be issued.